U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person*

     Golden,        Maureen           H.
     (Last)         (First)        (Middle)


     c/o Barnes & Noble, Inc.
     122 Fifth Avenue
     (Street)

     New York       New York       10011
     (City)         (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Barnes & Noble, Inc.    Symbol=BKS

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year

     February 1998

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person to Issuer (Check all applicable)

     / /  Director                           / /  10% Owner
     /X/  Officer (give title below)         / /  Other (Specify below)

     Vice President, General Merchandise Manager

7.   Individual or Joint/Group Filing (Check applicable line)

     /X/  Form Filed by one Reporting Person
     / /  Form Filed by more than one Reporting Person

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned





                                                                                       5. Amount of
                                                                                          Securi-
                                                                                          ties
                                            3. Trans-    4.  Securities Acquired (A)      Bene-        6. Owner-
                                2. Trans-      action        or Disposed of (D)           ficially        ship
                                   action      Code          (Instr. 3, 4 and 5)          Owned at        Form:        7. Nature of
                                   Date        (Instr.   ---------------------------      End of          Direct(D) or    Indirect
                                   Month/        9)                  (A)                  Month           Indirect        Beneficial
1.  Title of Security              Day/     -----  ---    Amount     or      Price        (Instr.         (I)             Ownership
    (Instr.3)                      Year)     Code   V                (D)                  3 and 4)        (Instr. 4)     (Instr. 4)
-----------------------------   ---------   ----------   --------    ---    --------   ------------    -------------   -------------

Common Stock                       2/26/98     M          6,172       A        $3.584                          D
Common Stock                       2/26/98     S          6,172       D       $34.000           0              D




* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Stock Option (Right to Buy)              $3,584(1)      2/26/98     M                         6,172(1)       10/4/93     3/15/03
Stock Option (Right to Buy)



                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Stock Option
 (Right to Buy)          Common Stock             6,172(1)                   80,256(2)            D
Stock Option
 (Right to Buy)                                                              18,348(3)            I         By Spouse


Explanation of Responses

(1) These options originally related to 3,086 shares of Common Stock at an exercise price of $7.168 per share, and were reported as such. The number of shares acquired and the related exercise price set forth above result from the two-for-one stock split effected by the Issuer on September 22, 1997.
(2) Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the Issuer's Common Stock, and reflects the two-for-one stock split effected by the Issuer on September 22, 1997.
(3) Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person's spouse with respect to the Issuer's Common Stock, and reflects the two-for-one stock split effected by the Issuer on September 22, 1997. The Reporting Person disclaims beneficial ownership of the securities owned by her spouse, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or any other purpose.



By:  /s/ Maureen H. Golden                  Date:     March 12, 1998
     -------------------------------                --------------------
     **Signature of Reporting Person

     Maureen H. Golden

**   Intentional misstatements or omissions of facts constitute Federal
Criminal
     Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.